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10132201



# SECURITIES AND EXCHANGE COMMISSION
## Washington D.C. 20549

## FORM 11-K

## Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the fiscal year ended December 31, 2001

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ____________ to ____________

Commission file number 1-14340

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

WellPoint Health Networks Inc., 1 WellPoint Way, Thousand Oaks, California 91362





CK

## REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, together with the Report and Consent of Independent Accountants, are attached and filed herewith.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Participants and Administrator of the WellPoint 401(k) Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN
(Plan)

| Signature | Title | Date |
|---|---|---|
| J. Thomas Van Berkem | Benefits Administration Committee Chairman | June 21, 2002 |

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

## Report of Independent Accountants

To the Participants and Administrator of
WellPoint 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the "Plan"), at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

# WellPoint 401(k) Retirement Savings Plan
## Statements of Net Assets Available For Benefits

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| WellPoint Health Networks Stock Fund | $72,901,779 | $57,082,134 |
| Investments in mutual funds | 452,031,932 | 419,525,078 |
| Participant loans receivable | 31,903,055 | 28,314,002 |
| Net assets available for benefits | $556,836,766 | $504,921,214 |

The accompanying notes are an integral part of these financial statements.

# WellPoint 401(k) Retirement Savings Plan
## Statement of Changes in Net Assets Available For Benefits
## For the Year Ended December 31, 2001

| | |
|---|---|
| Additions: | |
| Investment income: | |
| Interest and dividends | $12,892,005 |
| Interest on participant loans receivable | 2,653,236 |
| Net depreciation in fair value of investments | (45,127,358) |
| Total investment income | (29,582,117) |
| Contributions: | |
| Employer | 29,994,468 |
| Employee | 36,934,542 |
| Employee rollovers | 2,011,098 |
| Total contributions | 68,940,108 |
| Asset transfers in (Note 1) | 51,899,953 |
| Total additions | 91,257,944 |
| Deductions: | |
| Distributions to participants | 39,241,807 |
| Administrative expenses | 100,585 |
| Total deductions | 39,342,392 |
| Net increase | 51,915,552 |
| Net assets available for benefits: | |
| Beginning of year | 504,921,214 |
| End of year | $556,836,766 |

The accompanying notes are an integral part of these financial statements.

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

### 1. Program Description

The following description of the WellPoint 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

#### General

The Plan originally commenced on July 1, 1984, when the predecessor of WellPoint Health Networks Inc. ("WellPoint") adopted the Salary Deferral Savings Plan sponsored by the Blue Cross and Blue Shield Association. The Plan is a multiple-employer defined contribution plan covering substantially all employees of WellPoint and its affiliates who are at least 18 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On March 15, 2001, WellPoint completed its acquisition of Cerulean Companies, Inc. ("Cerulean"), the parent company of Blue Cross Blue Shield of Georgia, Inc. Effective June 1, 2001, the Tax-Favored Savings Plan of Blue Cross Blue Shield of Georgia, Inc. was merged into the Plan. As a result of this transaction, the net assets available for benefits of the Cerulean defined contribution plan of approximately $52,000,000 were transferred into the Plan.

#### Contributions

Eligible employees may elect to have the employer reduce their compensation by an amount between 2% and 15% and to have such amount contributed under the Plan, except highly compensated employees, as defined by the Internal Revenue Code (the "Code"), who are limited to the maximum contributions as provided in the Code. The Plan's provisions stipulate that the employer will provide a matching contribution on the first 6% of eligible employee compensation contributed of an amount equal to 75% of the participant's contribution, after one year of service. A grandfather provision allows for employer contributions of 85% for employees with 10 to 19 years of service as of January 1, 1997 and 100% for employees with 20 or more years of service as of such date. One-third of the employer matching contribution is in the form of units in the WellPoint Health Networks Stock Fund for all participants. For the year ended December 31, 2001, nonparticipant-directed employer matching contributions in the form of units in the WellPoint Health Networks Stock Fund were approximately $20,600,000 of which approximately $11,200,000 was a bonus contribution made by the Company.

Contributions by employees to all qualified retirement plans in which they participate are limited to a maximum of 25% of their total annual compensation, and subject to a maximum annual salary deferral limitation of $10,500 per year for 2001 (as defined by the Code and subject to an annual cost-of-living adjustment).

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

1. **Program Description (Continued)**

**Participant Accounts**

Each participant's account is credited with the participant's salary deferral contribution, the employer's matching contribution, any special or bonus contributions, rollover contributions, and an allocation of fund earnings and is reduced by participant withdrawals and certain administrative expenses. Investment income, including gains and losses, and certain administrative expenses are allocated to each participant's account on a daily basis in the proportion that the value of each participant's account on that date bears to the value (excluding current fund earnings) of the accounts of all participants.

**Vesting**

Participants are immediately 100% vested in both employee and employer contributions and any earnings thereon.

**Investment Options**

Investments of the Plan, for which Vanguard Fiduciary Trust Company ("Vanguard") serves as the trustee, consist primarily of interests in ten mutual funds and the common stock of WellPoint Health Networks Inc. (WellPoint Health Networks Stock Fund). The WellPoint Health Networks Stock Fund is valued at the quoted stock price on the last business day of the year. Registration Statements on Form S-8 have been filed with the Securities and Exchange Commission (the "SEC") to register the WellPoint shares to be included as an investment option. The mutual funds as of December 31, 2001 were as follows:

- Vanguard Prime Money Market Fund – This fund invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

- Vanguard Wellington Fund – This fund's assets are divided between common stocks and bonds, with an average of 65% of assets in stocks and 35% in bonds. The funds invest in dividend-paying, large- and mid-capitalization stocks of well-established companies.

- Vanguard 500 Index Fund – This fund holds all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weighting in the index.

- Vanguard Total Bond Market Index Fund – This fund invests in more than 5,000 U.S. Treasury, federal agency, mortgage-backed and investment-grade corporate securities and seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

**1. Program Description (Continued)**

**Investment Options (Continued)**

- Vanguard U.S. Growth Fund – This fund invests in large, high-quality, seasoned U.S. companies with records of exceptional growth whose prospects for future growth are believed to be above-average.
- Vanguard Explorer Fund – This funds invests in a diversified group of small-company stocks with prospects for future growth that are believed to be above-average.
- Vanguard PRIMECAP Fund – This fund invests in stocks of companies with prospects for continued earnings growth that are believed to be above-average, strong industry positions and skilled management teams.
- Vanguard Windsor II Fund – This fund invests in a diversified group of out-of-favor stocks of large-capitalization companies and seeks long-term growth of capital and income from dividends.
- Vanguard Total International Stock Index Fund – This fund invests in three Vanguard mutual funds: a European fund, a Pacific fund and an emerging market fund, and offers exposure to stocks for more than 30 countries.
- Vanguard Extended Market Index Fund – This fund attempts to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

**Payment of Benefits**

Participants who leave WellPoint as a result of termination, retirement or permanent disability are eligible to receive a lump-sum payment of the entire value of their account. Named beneficiaries receive a lump-sum payment at the death of a participant. Current employees may request to withdraw all or a portion of their salary deferral and rollover account in the event of financial hardship, subject to limitations imposed by federal law. Distributions due to financial hardship must be approved by the Plan Administrator, and are payable only to the extent of the amount of the hardship (including the amount necessary to pay federal, state and local income tax and penalties reasonably expected to result from the hardship).

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

**1. Program Description (Continued)**

**Participant Loans Receivable**

In compliance with the Plan document, participants are allowed to borrow against their account balances. These borrowings are referred to as participant loans receivable on the statements of net assets available for benefits and are stated at net realizable value. Participants are restricted as to the amount that they can borrow. The interest rate charged for participant loans is based on the Wall Street Journal prime lending rate plus 1%.

**2. Significant Accounting Policies**

**Basis of Presentation**

The financial statements of the Plan are prepared under the accrual method of accounting.

**Estimates and Assumptions**

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

**Investment Valuation and Income Recognition**

Contributions made by or on behalf of participants, except a portion of those contributions made in units of the WellPoint Health Networks Stock Fund, are invested at the direction of each participant by the Plan trustee in one or more of the investment funds. Each fund is divided into units of participation and the interest of each participant in such fund is evidenced by the number of units and portions thereof in such fund. Each unit in a fund represents an equal beneficial interest in the fund. Vanguard determines the total fair market value of all assets held in each fund daily and, thereby, the value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund.

Participants can choose to allocate their contributions and account balances, except as provided in the following paragraph, to any or all of the funds. Participants may transfer their balances, or a portion thereof, from one fund to another on a daily basis. Participants may also elect to change where their new contributions will be invested.

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

**2. Significant Accounting Policies (Continued)**

**Investment Valuation and Income Recognition (Continued)**

Effective as of January 1, 1999, once per calendar year, any participant may transfer units in the WellPoint Health Networks Stock Fund credited to such participant's account as an employer matching contribution during any prior calendar year to another investment fund option. Similar restrictions generally apply to bonus contributions made by the Company in the form of units in the WellPoint Health Networks Stock Fund.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average-cost method based on the beginning market value. Contributions are recognized based on payroll dates.

In the statement of changes in net assets available for benefits, the Plan presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

**Payment of Benefits**

Benefits are recorded when paid.

**3. Investments**

The Plan is unable to separately determine the participant-directed and nonparticipant-directed components of the Company matching portion of the WellPoint Health Networks Stock Fund. Accordingly, all amounts have been considered nonparticipant-directed.

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

### 3. Investments (Continued)

Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in WellPoint Health Networks Stock Fund for the year ended December 31, 2001 is as follows:

| | |
|---|---|
| Additions: | |
| Contributions | $20,602,654 |
| Net appreciation in fair value of investment | 3,448,940 |
| Total additions | 24,051,594 |
| Deductions: | |
| Benefits paid to participants | 4,407,836 |
| Transfers, net | 3,822,553 |
| Fees and other | 1,560 |
| Total deductions | 8,231,949 |
| Net increase | $15,819,645 |

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| WellPoint Health Networks Stock Fund | $72,901,779 | $57,082,134 |
| Vanguard Wellington Fund | 81,568,636 | 65,316,397 |
| Vanguard Prime Money Market Fund | 96,050,040 | 75,139,566 |
| Vanguard 500 Index Fund | 103,318,426 | 109,380,730 |
| Vanguard PRIMECAP Fund | 77,273,752 | 80,047,892 |
| Vanguard U.S. Growth Fund | 37,634,488 | 52,810,864 |

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | Year Ended December 31, 2001 |
|---|---|
| WellPoint Health Networks Stock Fund | $3,448,940 |
| Investment in Mutual Funds | (48,576,298) |
| Net depreciation in fair value of investments | ($45,127,358) |

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

4. **Plan Termination**

WellPoint expects the Plan to be continued indefinitely, but reserves the right to amend or terminate the Plan in writing at any time. The accounts of participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the valuation date immediately preceding the date WellPoint designates as the date of termination.

5. **Expenses of the Plan**

The Plan pays for certain administrative costs. Participants are charged for their pro-rata portion of such costs.

Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and they are included in the fund expense ratio. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

WellPoint currently pays the recordkeeping costs and provides certain administrative services to the Plan at no cost. Certain administrative costs of the Plan are paid by WellPoint, which is a party-in-interest. These costs are not reflected in these financial statements and constitute exempt party-in-interest transactions under ERISA.

6. **Tax Status of the Plan**

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") in November 1995 that the Plan constitutes a qualified trust under Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable to the participants until distributed.

# WellPoint 401(k) Retirement Savings Plan
## Notes to Financial Statements

### 7. Subsequent Events

On January 31, 2002, WellPoint completed its merger with RightCHOICE Managed Care, Inc. ("RightCHOICE"). Effective July 14, 2002, the Blue Cross Blue Shield of Missouri 401(k) Savings Program (which was maintained by RightCHOICE), will be merged into the Plan.

On January 30, 2002, the Plan ceased to be a multiple-employer plan when WellPoint became the indirect owner of 82.61% of the outstanding shares of UNICARE National Capitol Preferred Provider Organization, Inc.

In February 2002, as a result of changes in applicable law, WellPoint submitted a request for determination that the Plan as most recently amended and restated, continues to be qualified under Section 401(a) of the Internal Revenue Code and the related trust is exempt under Section 501(a) of the Internal Revenue Code.

Effective March 1, 2002, the Plan was amended to remove the restriction that prohibited employees from transferring the employer's matching contributions received in the form of WellPoint Common Stock until the calendar year following receipt of the employer's matching contributions.

# WellPoint 401(k) Retirement Savings Plan
## Schedule of Assets Held for Investment Purposes at End of Year*
## December 31, 2001
## (See Report of Independent Accountants)

| (a) | (b) Identity of Issue, Borrower, Lessor or Similar Party | (c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, Or Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| ** | WellPoint Health Networks Stock Fund | 3,493,137 shares | $47,963,650 | $72,901,779 |
| *** | Vanguard Wellington Fund | 2,992,246 shares | | 81,568,637 |
| *** | Vanguard Explorer Fund | 271,876 shares | | 16,396,849 |
| *** | Vanguard Prime Money Market Fund | 96,050,040 shares | | 96,050,040 |
| *** | Vanguard 500 Index Fund | 975,715 shares | | 103,318,426 |
| *** | Vanguard PRIMECAP Fund | 1,499,879 shares | | 77,273,752 |
| *** | Vanguard U.S. Growth Fund | 1,996,525 shares | | 37,634,488 |
| *** | Vanguard Total Bond Market Index Fund | 1,912,330 shares | | 19,391,030 |
| *** | Vanguard Total International Stock Index Fund | 416,771 shares | | 3,867,631 |
| *** | Vanguard Windsor II Fund | 606,073 shares | | 15,509,415 |
| *** | Vanguard Extended Market Index Fund | 44,247 shares | | 1,021,664 |
| | Participant loans receivable | Loan term varies up to 30 years; interest rate 5.75% - 10.5%; collateralized by the participant's account balance. | | 31,903,055 |
| | Total: | | | $556,836,766 |

* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

** Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

*** Custodian and trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

# WellPoint 401(k) Retirement Savings Plan
## Schedule of Reportable Transactions*
## For the Year Ended December 31, 2001
## (See Report of Independent Accountants)

| (a) Identity of Party Involved | (b) Description of Assets (Including Interest Rate and Maturity In Case of a Loan) | (c) Purchase Price | (d) Selling Price | (e) Lease Rental | (f) Expense Incurred With Transaction | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain or (Loss) |
|---|---|---|---|---|---|---|---|---|
| WellPoint Health Networks, Inc. [(1)] | WellPoint Health Stock Fund | | | | | | | |
| | (419 purchases) | $47,753,331 | | | | $47,753,331 | $47,753,331 | - |
| | (1060 sales) | | $35,382,713 | | | $31,263,956 | $35,382,713 | $4,118,757 |

(1) Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

* Under ERISA, a reportable transaction is defined as a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year.

## Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-05111, 333-42073, 333-90791, 333-37958, 333-55314 and 333-81872) of WellPoint Health Networks Inc. of our report dated June 21, 2002 relating to the financial statements of the WellPoint 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California
June 21, 2002